Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following description of our results of operations and financial condition in conjunction with the consolidated unaudited financial statements for the six months ended April 30, 2023 and 2022.

Results of Operations

For the six months ended April 30, 2023 and 2022

The following table sets forth a summary of the Company’s consolidated results of operations for the six months ended April 30, 2023 and 2022. The historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For six months ended
	April 30,		Changes
	2023	2022	Amount	%
Net revenue	$925,759	$4,109,736	$(3,183,977)	-77.47%
Cost of revenue	936,314	3,641,309	(2,704,995)	-74.28%
Gross profit	(10,555)	468,427	(478,982)	-102.25%
Selling, general and administrative expenses	6,333,820	6,528,418	(194,598)	-2.98%
Loss from operations	(6,344,375)	(6,059,991)	(284,384)	4.69%
Interest income (expense), net	(235,702)	(454,152)	485,619	106.92%
Other income (expense), net	31,467	1,391,065	(1,626,767)	-117%
Loss before income tax provision	(6,548,610)	(5,123,078)	(1,425,532)	28%
Provision for income taxes	20	127,661	(127,641)	-99.98%
Net loss	(6,548,630)	(5,250,739)	(1,297,891)	258%

Net Revenue

The following table lists the calculation methods of gross profit and gross profit margin of each type of revenue:

	For the six months ended April 30,		Changes
	2023	2022	Amount	%
New energy vehicle sales
Net revenue	$884,083	3,208,591	(2,324,508)	(72)%
Cost of revenue	882,160	3,186,391	(2,304,231)	(72)%
Gross profit	$1,923	22,200	(20,277)	(91)%
Gross profit margin	0.22%	0.69%		%

Franchise initial fees
Net revenue	$13,527	901,145	(887,618)	(98.49)%
Cost of revenue	28,275	454,918	(426,643)	(93.78)%
Gross profit	$(14,748)	446,227	(460,975)	(103.30)%
Gross profit margin	(109.02)%	49.52%	%

Other service revenues
Net revenue	$28,149	-	-	-
Cost of revenue	25,879	-	-	-
Gross profit	$2,270	-	-	-
Gross profit margin	8.06%

Total
Net revenue	$925,759	4,109,736	(3,183,977)	(77.47)%
Cost of revenue	936,314	3,641,309	(2,704,995)	(74.28)%
Gross profit	$(10,555)	468,427	(478,982)	102.25%
Gross profit margin	(1.14)%	11.4%		%

Our net revenues were $925,759 for the six months ended April 30, 2023 as compared to $4,109,736 in 2022, an decrease of $3,183,977 or 77.47%. The decrease is mainly due to the re-outbreak of the pandemic in China and the increase in the procurement cost of new energy vehicles.

New Energy Vehicle (NEV) sales

Our NEVs sales include the sales of NEVs in our Shangli store and sales of NEVs to our franchisees. For the six months ended April 30, 2023, our NEVs sales decreased by $2,324,508 or 72.14%, from $3,208,591 for the six months ended April 30, 2022 to $884,083 for the six months ended April 30, 2023.

Cost of revenue was $882,160 for the six months ended April 30, 2023, an decrease of $2,304,231 or 72.00%, from $3,186,391 for the six months ended April 30, 2022 which resulted from the decrease in sales for the period.

Gross profit and gross profit margin were $1,923 and 0.22% for the six months ended April 30, 2023 as compared to $22,200 and 0.69% for the same period in 2022, respectively. Due to the increase of procurement cost, the gross profit rate decreased.

Franchisees initial fees

The initial franchise fee revenue decreased by $887,618 or 98.49%, from $901,145 for the six months ended April 30, 2022 to $13,527 for the six months ended April 30, 2023.

Cost of revenue was $28,275 for the six months ended April 30, 2023, an decrease of $426,643 or 93.78%, from $454,918 for the six months ended April 30, 2022.

Gross profit and gross profit margin were $(14,748) and (109)% for the six months ended April 30, 2023 as compared to $446,227 and 49.52% for the same period in 2022, respectively. The decrease was mainly due to an decrease in revenue and fixed cost per franchisee.

Selling, General and Administrative Expenses

We incurred selling, general and administrative expenses of $6,333,820 for the six months ended April 30, 2023, as compared to $6,528,418 for the six months ended April 30, 2022, an decrease of $194,598.00, or 2.98%. This decrease is due to Other General & Administrative Expenses.

Interest Expenses

Interest expense decreased to $239,325 for the six months ended April 30, 2023, from $455,809 for the six months ended April 30, 2022, mainly due to the decrease in the balance of convertible debenture.

Provision for Income Taxes

Provision for income tax was $20 during the six months ended April 30, 2023, an decrease of $127641 or 99.98%, as compared to $127661 for the six months ended April 30, 2022.

Net Loss

Our net Loss increased by $1,297,891.00 or 25%, to $6,548,630 for the six months ended April 30, 2023, from $5,250,739 for the six months ended April 30, 2022. Such change was the result of the combination of the changes as discussed above.

Liquidity and Capital Resources

For the six months ended April 30, 2023 and 2022

As of April 30, 2023, we had $827,308 in cash and equivalent. The Company’s working capital and other capital needs mainly come from shareholders’ equity contribution and operating cash flow. Cash is needed to pay for inventory, wages, sales expenses, rent, income taxes, other operating expenses, and purchases to service debts.

Although the Company’s management believes that cash generated from operations will be sufficient to meet the Company’s normal working capital requirements, its ability to service its current debt will depend on its future realization of its current assets for at least the next 12 months. Management took into account historical experience, the economy, trends in the automotive industry, the collectability of accounts receivable as of April 30, 2023, and the realization of inventory. Based on these considerations, the Company’s management believes that the Company has sufficient funds to meet its working capital requirements and debt obligations, as they will be due at least 12 months from the date of financial reporting. However, there is no guarantee that management’s plan will succeed. There are a number of factors that can arise and cause the company’s plans to fall short, such as demand for NEVs, economic conditions, competitive pricing in the industry, and the continued support of banks and suppliers. If future cash flow from operations and other capital resources are insufficient to meet its liquidity needs, the Company may be forced to reduce or delay its anticipated expanding plans, sell assets, acquire additional debt or equity capital, or refinance all or part of its debt.

The following table summarizes the company’s cash flow for the six months ended April 30, 2023 and 2022:

	For the six months ended April 30,
	2023	2022
Net cash (used in) operating activities	$(2,677,367)	$(4,295,043)
Net cash provided by (used in) investing activities	828,248	(946,930)
Net cash provided by financing activities	326,114	4,224,203
Effect of exchange rate on cash	23,084	(404,753)
Net decrease in cash and cash equivalents	$(1,499,921)	$(1,422,523)

Operating Activities

Net cash used in operating activities consists primarily of net income adjusted for non-cash items, including depreciation and amortization, accounts receivables and contractual liabilities, and is adjusted for the impact of changes in working capital. Net cash used in operations for the six months ended April 30, 2023 was $2,677,367, representing an decrease of $1,617,675.98, compared to net cash used in operating activities of $4,295,043 for the six months ended April 30, 2022.

Investing Activities

Net cash gained in investing activities was approximately $828,248 for the six months ended April 30, 2023, an increase of $1,775,178.32, as compared to $946,930 net cash used in investing activities for the six months ended April 30, 2022. The increase was mainly due to disposal of short-term investment.

Financing Activities

Net cash provided by financing activities was approximately $326,114 for the six months ended April 30, 2023, an decrease of $3,898,088.83, as compared to net cash provided by $4,224,203 for the six months ended April 30, 2022. The decrease in cash provided by financing activities was due to proceeds from private equity.

Contractual Obligations

For the six months ended April 30, 2023 and 2022

The Company has one operating leases for its corporate office and retail store. The current lease agreement was signed to cover the lease for the period from August 1, 2021 to July 31, 2026. The Company does not expect to receive the subsidy from PRC government as the Company may not meets the requirement of paying RMB 20 million in income taxes to the government, therefore the specific deferred government subsidy was not recognized

Operating lease right-of-use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The discount rate used to calculate present value is incremental borrowing rate or, if available, the rate implicit in the lease. The Company determines the incremental borrowing rate for each lease based primarily on its lease term in PRC which is approximately 4.75%.

Operating lease expenses of office and retail store were $83,306 and $97,191 for the six months ended April 30, 2023 and 2022, respectively.

The Company has three operating leases for multiple vehicles. The leases have different leasing periods which are from June 1, 2022 to June 30, 2025. The discount rate used to calculate present value is incremental borrowing rate or, if available, the rate implicit in the lease. The Company determines the incremental borrowing rate for each lease based primarily on its lease term in PRC which is approximately 4.45%. The Company subleases vehicles to third party and recognizes revenues over time which is ratably on a monthly basis over the lease period according to the lease agreement.

Operating lease cost for the subleases of vehicles were $22,996 and $nil for the six months ended April 30, 2023 and 2022, respectively.

The components of lease expense and supplemental cash flow information related to leases for the period are as follows:

Six Months Ended
April 30, 2023
Lease Cost
Operating lease cost (included in general and administrative expenses and cost in the Company’s statement of operations)	$106,302

Other Information
Cash paid for amounts included in the measurement of lease liabilities	$25,985
Weighted average remaining lease term – operating leases (in years)	3.12
Average discount rate – operating lease	4.75%

The supplemental balance sheet information related to leases is as follows:

	April 30,	October 31,
	2023	2022
Operating leases
Right-of-use assets	$649,773	$725,903

Operating lease liabilities	$783,003	$768,185

Off-Balance Sheet Arrangements

Other than as disclosed elsewhere in this prospectus, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in its consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

CONVERTIBLE DEBENTURES

On December 2, 2021 and on December 6, 2021, the Company issued convertible debenture of $6,000,000 with annual interest rate of 5%, which is valid for 12 months from the date of funds receipt. The debentures are carried out in three stages. In the first stage, the company would issue a convertible debenture of $2,500,000 on December 3, 2021, which is the date of signing this Agreement. Second stage, convertible debenture of $2,500,000 was issued by the company on January 4, 2022, which is the date of filing Registration Statement with SEC. In the third stage, convertible debenture of $1,000,000 will be issued on or about the date the Registration Statement has first been declared effective by the SEC.

On December 30, 2022 (the “Maturity Date”), the outstanding balance of the convertible debenture dated December 2, 2021 in the amount of $1,300,000 (principal, plus accrued and unpaid interest thereon) were due for payment. The Company and the Debenture Holder agreed to an extension (the “Extension”) that extends the Maturity Date to June 30, 2023, pursuant to which the Company shall repay the outstanding balance in cash through monthly payments beginning on January 6, 2023 and continue on the same day of each successive month, with each monthly payment equals to the sum of $216,667 of principal, the redemption premium and the accrued and unpaid interest on the Convertible Debentures as of each payment date. In addition, if the Company completes any financing transaction with gross proceeds of in excess of $250,000, the Company shall pay to the Debenture Holder as an optional redemption but no more than 50% of the total proceeds, an amount up to the total amount outstanding under the Convertible Debentures.

The outstanding convertible debenture were $433,332 and $2,835,400 as of April 30, 2023 and October 31, 2022. Interest expenses were $239,325 and $nil for the six months ended April 30, 2023 and 2022, respectively.

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